RECEIVED

2008 APR 17 A 8:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

SUPPL

April 12, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

[redacted]

08001802

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 12, 2008 sent to the Stock Exchange in India enclosing therewith a copy of the Certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing October 1, 2007 and ended on March 31, 2008 as per Clause 47 (C) of the said Listing Agreement

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Reliance Energy Limited
Mumbai

Ramesh Shenoy
Company Secretary

Encl: As above

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

4/17

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 12, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: Certificate under clause 47 (C) of the Listing Agreement

In compliance with the requirement of Clause 47 (C) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing October 1, 2007 and ended on March 31, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Reliance Energy Limited Mumbai

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 12, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: Certificate under clause 47 (C) of the Listing Agreement

In compliance with the requirement of Clause 47 (C) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing October 1, 2007 and ended on March 31, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Reliance Energy Limited
Mumbai

Ramesh Shenoy
Company Secretary

Encl: As above

S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane - 400 601 Tel. 2534 5648/2543 2704 Fax: 91-022-2539 0292 E-mail: sna@snaco.net
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane - 400 601

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Energy Limited** and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from 1st October 2007 to 31st March 2008, the Company dispatched all **13030** share certificates lodged for transfer within one month from the date of lodgment thereof.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange (s).

S. N. ANANTHASUBRAMANIAN & CO. COMPANY SECRETARIES
CP No.1774
THANE

S. N. ANANTHASUBRAMANIAN

C. P. Number 1774

Date: April 10, 2008

Place: Thane

END